

June 14, 2022

Kevin Hubbard
Interim Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, Tennessee 37148

> **Re: Shoals Technologies Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 11, 2022**
> **File No. 001-39942**

Dear Mr. Hubbard:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing